# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cocrystal Pharma, Inc., CIK 0001412486
CUSIP: 19188J409
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 19805 N. CREEK PARKWAY, BOTHELL, Washington (WA), 98011
Date of event which requires filing of this statement: 09/30/2025
Amends the filing with accession number 0001493152-23-012282
Filed by CIK 0000898860
Persons authorized to receive notices and communications: Phillip Frost, M.D., Frost Gamma Investments Trust, 4400 Biscayne Boulevard, Miami, Florida (FL), 33137, (305) 575-6015

## Reporting persons
- Phillip Frost, M.D. (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,382,873; shared voting power 0; sole dispositive power 1,382,873; shared dispositive power 0; aggregate amount beneficially owned 1,382,873 (10.6% of the class)
  Comment: (1) 1,319,838 shares of the Issuer's common stock are held by Frost Gamma Investments Trust, which is controlled by Dr. Frost as sole trustee. Does not include options to acquire 47,792 shares of common stock, which are exercisable within 60 days.
  
  (2) Includes (i) 1,319,838 shares of the Issuer's common stock held by Frost Gamma Investments Trust, which is controlled by Dr. Frost as sole trustee; and (ii) options to acquire 47,792 shares of common stock, which are exercisable within 60 days.
  
  (3) Based on (i) 13,039,348 shares of common stock outstanding as of September 29, 2025 and (ii) 47,792 shares of common stock issuable upon exercise of options exercisable within 60 days. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.
- Frost Gamma Investments Trust (CIK 0001380896): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 1,319,838; shared voting power 0; sole dispositive power 1,319,838; shared dispositive power 0; aggregate amount beneficially owned 1,319,838 (10.1% of the class)
  Comment: (1) Based upon 13,039,348 shares of common stock outstanding as of September 29, 2025. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cocrystal Pharma, Inc.
Address of issuer's principal executive offices: 19805 N. CREEK PARKWAY, BOTHELL, Washington (WA), 98011

## Item 2. Identity and Background
Name of person filing: This Amendment is filed on behalf of Phillip Frost, M.D. and FGIT (together, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Miami, Florida 33137.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (or their directors, officers, or controllers, if applicable) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Dr. Frost is a citizen of the United States of America. FGIT was organized in the State of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 21, 2025, the Reporting Person acquired 13,550 shares of the Issuer's common stock in connection with the vesting of restricted stock units. On September 30, 2025, the Reporting Person acquired 1,693 shares of the Issuer's common stock in connection with the vesting of restricted stock units.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of common stock for investment purposes. On August 21, 2025, the Reporting Person acquired 13,550 shares of the Issuer's common stock upon vesting of restricted stock units. On September 30, 2025, the Reporting Person acquired 1,693 shares of the Issuer's common stock in connection with the vesting of restricted stock units.

These securities are held by FGIT, of which Phillip Frost, MD is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. Dr. Frost disclaims beneficial ownership of the securities held by FGIT except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that Dr. Frost is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership percentages disclosed below are based on 13,039,348 shares of common stock outstanding as of September 29, 2025.

Dr. Frost is the beneficial owner of 1,382,873 shares of common stock representing 10.6% of the shares outstanding of the Issuer, including (i) 1,319,838 shares of common stock held by FGIT, (ii) 15,243 shares of the Issuer's common stock held by the Reporting Person and (iii) 47,792 shares of common stock issuable upon exercise of vested options. Dr. Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation, which is the sole shareholder of Frost Gamma, Inc., the general partner of Frost Gamma Limited Partnership. As a result of the foregoing, Dr. Frost may be deemed the beneficial owner of the shares of common stock held by FGIT. Dr. Frost disclaims beneficial ownership of the securities held by FGIT except to the extent of any pecuniary interest therein.

Dr. Frost has sole dispositive power with respect to 47,792 shares of common stock issuable upon exercise of vested options.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have voting and dispositive power over the Issuer's securities as described above in Item 5(a).
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Persons did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Phillip Frost, M.D.: /s/ Phillip Frost, M.D., Phillip Frost, M.D. (10/02/2025)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D., Trustee (10/02/2025)